EXHIBIT 4.7

AMENDMENT NUMBER THREE TO

ROCK-TENN COMPANY

2004 INCENTIVE STOCK PLAN

Pursuant to the power reserved in § 15 of the Rock-Tenn Company 2004 Incentive Stock Plan, Rock-Tenn Company hereby amends the Plan as follows:

1. Section 3.1(a) of the Plan is hereby amended to read as follows: “4,100,000 shares of Stock plus”.

2. Section 3.4 is amended to add the following sentence to the end of such section: If the Committee pays a cash bonus to an Eligible Employee or Director pursuant to a cash bonus incentive granted under § 9.5(a), such cash bonus paid in any calendar year to any individual shall not exceed $5,000,000.

3. Section 9.5 shall be renamed “Performance Based Grants and Cash Bonus Alternatives” and paragraph (a) of such section shall be amended to read as follows:

(a) General. The Committee shall (where the Committee under the circumstances deems in the Company’s best interest) either (1) make Stock Grants and Stock Unit Grants or, as an alternative to Stock Grants or Stock Unit Grants, grant cash bonus incentives to Eligible Employees subject to at least one condition related to one, or more than one, performance goal based on the performance goals described in § 9.5(b) which seems likely to result in the Stock Grant or Stock Unit Grant or cash bonus incentive qualifying as “performance-based compensation” under § 162(m) of the Code or (2) make Stock Grants or Stock Unit Grants or grant cash bonus incentives under such other circumstances as the Committee deems likely to result in an income tax deduction for the Company with respect to such Stock Grant or Stock Unit Grant or cash bonus incentive.

4. Section 9.5(b) is amended to read as follows:

(b) Performance Goals. A performance goal is described in this § 9.5(b) if such goal relates to (1) the Company’s return over capital costs or increases in return over capital costs, (2) the Company’s return on invested capital or increases in return on invested capital, (3) the Company’s operating performance or operating performance improvement, (4) the Company’s safety record, (5) the Company’s customer satisfaction survey, (6) the Company’s total earnings or the growth in such earnings, (7) the Company’s consolidated earnings or the growth in such earnings, (8) the Company’s earnings per share or the growth in such earnings, (9) the Company’s net earnings or income or the growth in such earnings or income, (10) the Company’s earnings before interest expense, taxes, depreciation, amortization and other non-cash items or the growth in such earnings, (11) the Company’s earnings before interest and taxes or the growth in such earnings, (12) the Company’s consolidated net income or the growth in such income, (13) the value or the Company’ common stock or the growth in such value, (14)

the Company’s stock price of the growth in such price, (15) the weight or volume of paperboard or containerboard produced or converted by the Company, (16) the Company’s return on assets or the growth on such return, (17) the Company’s cash flow or the growth in such cash flow, (18) the Company’s total shareholder return or the growth in such return, (19) the Company’s expenses or the reduction of such expenses, (20) the Company’s sales or sales growth; (21) the Company’s overhead ratios or changes in such ratios, (22) the Company’s expense-to-sales ratios or the changes in such ratios, or (23) the Company’s economic value added or changes in such value added. The performance goals for the participants will (as the Committee deems appropriate) be based on criteria related to company-wide performance, division-specific or other business unit-specific performance (where the Committee can apply the business criteria on such basis), plant or facility-specific performance, department-specific performance, personal goal performance or any combination of the performance-based criteria.

5. Section 9.5(c) shall be renamed as “Alternative Goals” and is amended to read as follows:

(c) Alternative Goals. A performance goal under this § 9.5 may be set in any manner determined by the Committee, including looking to achievement on an absolute or relative basis in relation to peer groups or indexes. Further, the Committee may express any goal in alternatives, or in a range of alternatives, as the Committee deems appropriate or helpful, such as including or excluding (1) any acquisitions or dispositions, restructurings, discontinued operations, extraordinary items, and other unusual or non-recurring charges, (2) any event either not directly related to the operations of the Company or not within the reasonable control of the Company’s management, or (3) the effects of tax or accounting changes in accordance with U.S. generally accepted accounting principles.

This Amendment Number Three shall be effective as of January 30, 2009.

ROCK-TENN COMPANY

By:	/s/ Steven C. Voorhees
Title:	EVP & CFO
Date:	1/30/2009